

March 23, 2012

Via E-Mail
Mr. Boyd E. Hoback
Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re:** **Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed December 29, 2011**
> **File No. 000-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated March 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Audited Financial Statements

Statements of Stockholders' Equity, page F-5

1. We note from your response to our prior comment four that the non-controlling interest is adjusted each period to reflect the limited partner's share of income or loss and any cash distributions to the limited partner in the corresponding period. For both 2010 and 2011, please tell us in detail how the amounts reflected in the consolidated statement of stockholders' equity attributable to the minority interest were calculated or determined.

Notes to the Financial Statements

Note 3. Discontinued Operations, page F-11

2. We note from your response to our prior comment eight that during 2010 you evaluated operations at a restaurant level and in 2011 you evaluated restaurants on a regional basis. However, we do not believe that you have adequately addressed our comment related to the presentation of these restaurants as discontinued operations. Please explain to us in clear detail how you considered any migration of revenues from the restaurants sold in 2010 as discussed in ASC 205-20-55-7. Also, as previously requested, please tell us if the portion of the gain on restaurant assets recognized in 2011 related to the sale of one co-developed restaurant closed in fiscal 2010 refers to the same closed restaurant accounted for as discontinued operations in Note 3. If so, please tell us why you believe it is appropriate to present the gain related to this sale in continuing operations. Additionally, in light of the fact that the gain on sale of restaurant assets was 27% of operating loss in 2011, please clearly explain why the two restaurants sold in 2011 were appropriately included in continuing operations. Finally, please revise the notes to the financial statements to discuss how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief